Exhibit 99.2

December 9,2011

Chair, Nominating and Corporate Governance Committee
Chromcraft Revington, Inc.
1330 Win Hentschel Boulevard, Suite 250
West Lafayette, IN  47906


The individual named below is being submitted to the Chromcraft Revington, Inc. Nominating and Corporate
Governance Committee as a candidate for the Chromcraft
Revington, Inc. Board of Directors:


Kenneth R. Skarbeck  	Age: 52
Managing Member of Aldebaran Capital, LLC a registered
investment advisory firm
10293 N. Meridian St., Ste. 100, Indianapolis, IN  46290
Phone:	(317) 818-7827
Web:	www.aldebarancapital.com


     Ken has 30 years of experience in the investment industry. He formed Aldebaran Capital in 1999, as a privately held fee-based investment advisory firm, to manage common stock portfolios for individuals and institutions.
     Ken earned the Chartered Financial Analyst designation in 1992. Since it was first introduced in 1963, the Chartered Financial Analyst (CFA) designation has become the most respected and recognized investment credential in the world.
     From 1995-97, Ken was a member of the Pension
Management Oversight Commission (PMOC) for the State of
Indiana.  During 1996, Ken was a member of Hoosiers For
Funding Reform, a non-partisan broad based group of Indiana businesses and organizations formed for the purpose of changing the Indiana Constitution to allow equity investments in the State's public pension plans.
     Ken has written a bi-weekly investment column for the Indianapolis Business Journal since 2004 and recently completed his 200th piece.

     Aldebaran Capital clients own 7.7% of the outstanding shares of Chromcraft common stock. Ken has studied the history of Chromcraft, including the company's SEC filings. Over the past few years, Ken has had the pleasure of meeting and communicating with several of the company's executives and directors.


     Ken proposes the following compensation structure to the Committee if elected as a director:

1)	$9,000 annual salary
2)	a one-time 30,000 share grant with a $2 per share
      hurdle/strike price

If nominated and elected, Ken Skarbeck is willing to serve as a Chromcraft director.